 Exhibit 99.1

Uxin Announces Financing Transaction of up to US$315 million

BEIJING, June 15, 2021 -- Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced that it has entered into definitive agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million in the Company. Concurrently, the Company has agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into Class A ordinary shares of the Company. Over ten important investors, including NIO Capital, Joy Capital and the above mentioned convertible notes holders will agree not to sell their shares in the Company in the next 9 months. The transaction is subject to customary closing conditions stipulated in the agreements.

Mr. William Bin Li, Chairman of NIO Inc. and Managing Partner of NIO Capital, commented, “The used-car market has exponential growth potential in China. As one of the leading online used car dealers in China, Uxin relies on a one-stop business model to provide car buyers nationwide with high quality vehicles and comprehensive after-sales services. Uxin has effectively tackled critical problems that affect traditional dealers. We believe Uxin will continue to lead the development of the domestic used-car market and help transform the industry to new heights of quality and reliability.”

Mr. Erhai Liu, Founding and Managing Partner of Joy Capital, said: “We are excited about the used-car market in China and have continuously searched for attractive investment opportunities. After almost a decade of experience in this sector, Uxin has made remarkable progress despite experiencing challenging times. All along, the commitment and persistence of Uxin’s management team have impressed us. Uxin’s solid brand and reputation, along with its strategic direction following the business transformation, will lead to its continued success.”

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented: “We are very pleased and honored to be able to work together with William and Erhai again on our journey ahead. I would like to thank them and our shareholders for supporting Uxin’s strategic transformation and their continued trust in our team. The Company’s successes and challenges over the past decade have made us firmly believe that the way for us to successfully realize our goals and mission is to wholeheartedly create long-term value for our customers. China's used-car market is undergoing rapid development and transformation. At Uxin, we will fully focus on delivering fundamental and transparent value to our customers and continue to uphold our long-term vision to promote the healthy development of China's used-car industry.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Investor Relations

Uxin Limited

Tel: +86 10 5691-6765

Email: ir@xin.com

Christensen

Eric Yuan

Email: uxin@christensenir.com